Mail Stop 7010

							October 21, 2005

Peter Khean
Magnum Industries Inc.
#703-1112 West Pender Street
Vancouver, British Columbia
Canada, V6E 2S1

	Re:	China Energy Corporation
      Registration Statement on Form SB-2
      Filed September 27, 2005
      File No. 333-128608

Dear Mr. Khean:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us with a view towards disclosure whether restrictions exist in China or Inner Mongolia on foreign ownership of your business. If restrictions on foreign ownership do exist, then revise throughout to discuss what steps you have taken to comply with those restrictions, including any contractual relationships with your subsidiaries to ensure cash flow accrues to you.

2. Advise us why your agent for service is in Vancouver, BC, Canada.

3. Please update all information in the prospectus to the most recent practicable date and where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places.
4. Insert a small-scale map showing the location and access to your property. See Item 102(a) of Regulation S-B. Briefly describe the road, barge and/or railroad access to each of your properties in the text.

Note that SEC`s EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

5. For each of your mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:
* The coal beds of interest, including minable coal thickness.
* The description, condition, and capacities of the mine, mining equipment used and other infrastructure facilities present. This would include crushing, screening, washing, and other means of preparing coal for sale.
* A list of your coal processing and/or handling facilities.
* The road, barge and/or railroad access to each of your properties.
* The present condition of the mine, wash plant, and screening facility.
* Material events of interest concerning the mine, adverse or otherwise within the last three years.
* Any mine expansions, contractions or decommissioning within the last three years.
* Any planned expansions or reductions in mining.
* Any joint ownership.
* Any use of mining contractors.
* Describe different transportation methods and any contractors that transport your coal products.

Registration Statement Cover Page

6. Please add the IRS employer identification number.

7. Please add the registration statement file number.

8. Please add the name and telephone number for the agent for service.

9. We note the statement that the shares "can" be sold... at a fixed price of $0.19. Please revise to disclose the range of prices at which the selling shareholders will sell the shares.
10. Please disclose that officers and directors will sell shares and receive proceeds in the offering.

Prospectus Summary, page 5

About us, page 5

11. Please describe all your business activities in a clear concise manner. The term "expropriate" implies your company collects coal from many sources for common use. The terms "produce" or "mine" may be more descriptive to the average investor.

12. A review of your filing indicates China Energy Corporation mines coal to provide the fuel used by your subsidiaries or other companies in the region. Your coal company also acts as a broker facilitating transactions between buyers and sellers. In a table, please provide three years data contrasting the tonnage of coal purchased from external sources and that coal produced by your company. Your subsidiaries use coal for power generation and/or (steam/water?) heating services. Is this thermoelectric heating service part of a co-generation process, a separate process, or both? Please briefly explain your mining, heating, and power generation activities with more detail.

13. Please briefly describe the extent to which you are a regulated utility company.

Inner Mongolia Tehong Coal Group Co., Ltd. ("Coal Group"), page 5

14. Does the term "non-baking" indicate the coal product is a non-coking coal or that this coal is not to be used in food production?
Please clarify. Please make a statement as to the coal rank or quality (i.e. Is this coal bituminous, sub-bituminous or lignite?)

Inner Mongolia Zhunger Heat Power Co., Ltd. ("Heat Power"), page 5

15. The Heat Power subsidiary provides heating services to the town of Xuejiawan. Disclose whether these are services steam, hot water or both. Does your company heat 55 hectares consisting of private dwellings, municipal facilities, factories, or all living spaces? Please clarify. Please briefly describe your customer`s needs and the use of your products/services in more detail. Your expansion will add 150 hectares to your system or network. Please describe how this will occur. Please disclose whether your company will purchase other companies in the region or whether you will construct infrastructure to service a larger population base.

The market we operate in, page 5

16. Please revise to include a balanced description of your business.
Therefore, please move the section relating to the industry in general and your business strategy.

17. Tell us supplementally of the basis or source for your statements regarding the Chinese coal market.

Differing Legal Systems, page 6

18. Briefly describe why civil action against persons in China may be difficult.

19. Your paragraph regarding various PRC laws appears to set forth legal conclusions. If you include these statements, please provide an appropriate opinion of counsel, identify counsel here and disclose that these statements represent their opinion. We may have further comment.

The Offering, page 7

20. Please reconcile the statement that the shares offered are held by a principal shareholder and your officers and directors, with the selling shareholder table on page 18.

21. Please disclose the offering period. If you are offering under
Rule 415, please address how you comply with Rule 415.

History and results of operations, page 7

22. It appears from your disclosure elsewhere in the filing, that China Energy was a shell company until the share exchange agreement.
Please revise the first paragraph accordingly. Clarify which subsidiaries you are referring to in the rest of the history.

23. In order to provide a balanced summary, delete the language regarding your business strategy or provide the risks associated with your strategy.

Risk Factors, page 10

24. Revise the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

25. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry. Please address these risks in your disclosure.

26. Provide the information investors need to assess the magnitude of the risk. For example: describe the potential liabilities for violation of environmental standards; provide a timeline for the Inner Mongolia government approval process; provide additional disclosure about the Inner Mongolia Zhunger Pricing Bureau regulations and quantify the effects of being unable to recoup increases in raw material costs; quantify the capital required if you do not receive approval to increase your prices; disclose the minimum price at which you are required to sell coal and describe the Coal Sales Association regulations; for the projects that have not yet received government approval, discuss the status of the approval. We may have further comments after reviewing your responses.

27. Please note that you should disclose all material risks to the potential investor. Consider adding other material risk factors relating to your business, including:
* the continual renewal of your licenses with the government;
* you may lose the benefits provided by special economic zones and describe your requirements to receive those benefits;
* the various political and legal uncertainties as a result of doing business in the PRC;
* that your rate of profit is capped by government regulations;
* your history of losses;
* that you may not expand your expropriation capabilities by 240%
* that you may not be able to raise the funds for this expansion;
* since selling shareholders will sell 32.5 million shares and only
45 million shares are authorized, discuss your need to issue more shares for public offerings and the resulting dilutive effect to existing shareholders;
* disclose that your accounts receivable collections generally are about two years in the coal business and six months in the heating business.

Note that this is not meant to represent an all-inclusive list. We encourage you to provide further disclosure in this section.

Selling Security Holders, page 16

28. Please describe in greater detail the share exchange agreement and how the selling shareholders acquired their shares in Coal
Group
and Heat Power. Describe the relationship between the promoters or others involved in the private placement and the selling shareholders. Identify the promoters.

29. Explain why you state there is no material relationship between any of the stockholders and the company, when you disclose elsewhere that WenHua Ding is the brother and Qun Ding is the spouse of WenXiang Ding. Disclose any other familial or other relationships among the stockholders and officers and directors of the company.

30. Under this section and under the security ownership table on page
25, please name all natural persons who share beneficial ownership with the non-public entities that you list.

31. Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution, page 19

32. We note that the selling shareholders may distribute their shares to one or more of their partners, who may distribute your shares. Please tell us who these partners are and disclose if there are any agreements to purchase or distribute your securities. Revise to indicate how the registration statement will reflect the addition or substitution of selling shareholders.

33. Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

Directors, Executive Officers, Promoters and Control Persons, page
22

34. Please revise your disclosure to address the following:
* briefly describe each person`s technical training;
* briefly describe each person`s business experience during the past five years;
* disclose the approximate percent of time that the officers worked on affairs of your company this last year, and the current weekly number of hours spent on the company by each of your officers and directors; and
* disclose other significant responsibilities that they currently have with other companies.

      See Item 401 of Regulation S-B.

35. Under "Family Relationships" you state there are no family relationships among any of your officers and directors, yet you disclose elsewhere that WenXiang Ding and YanHua Li are husband and wife. Please clarify.

Security Ownership of Certain Beneficial Owners and Management,
page
26

36. Please revise the row for officers and directors as a group to include all the shares beneficially owned by Mr. Ding.

Organization within the Last Five Years, page 30

37. Since it appears that the company was a shell prior to the share exchange agreement, describe the business of the subsidiaries within the last five years.

38. Describe when the shell company, formed by Peter Khean, was transferred to WenXiang Ding, since Mr. Ding signed the share exchange agreement on behalf of Coal Group, Heat Power, and China Energy. Please file any related agreement as an exhibit. Disclose any consideration that any promoters received for this transaction.

39. We noted your disclosure that you acquired all of the issued stock of Coal Group and Heat Power valued at $8,440,146. Since the transaction was a share exchange, it is not clear to us how your discussion of valuation is appropriate. Please advise or revise to remove this disclosure. If you determine the disclosure is appropriate, disclose how you determined the value, your valuation methodology and any related assumptions, and the appropriateness of the valuation to your financial statements.

40. Describe the purpose of the share exchange agreement in greater detail. We note that the share exchange agreement provides that "the
Company endeavors to raise up to $10,000,000 for investment in Coal
Group Co. and Zhunger Heat Power Co., to assist in the expansion of their operations." Please explain how the company expects to raise this amount and whether any public offerings or private placements are currently anticipated. Disclose whether any of your promoters received any fees or commissions in connection with this agreement.

41. Throughout the Business section, please disclose in detail the terms of all the material contracts you have filed as exhibits. For example, you refer to exhibit 10.3 as a purchase contract for a mine.
However, the exhibit refers to a "permit merging into Mengxi
Electric
Network for 2x12 MW generator in Zhunger Heat Power Co., Ltd controlled by Inner Mongolia Tehong Coal Group Co."

Business Development, page 30

42. Disclose the affiliation of the current officers and directors with Coal Group and Heat Power prior to the share exchange agreement.
Also explain the relationship between Coal Group and Heat Power prior to the share exchange agreement.

43. Please describe your ownership structure in greater detail. Is the company a holding company? Clarify why you state that Coal Group is a wholly owned subsidiary if you only acquired 49% of its outstanding stock. Also identify who owns the other 49% of Coal Group. Describe your interest in other companies, such as LiTai.

44. Please tell us how you are accounting for your 20% investment in
Inner Mongolia LiTai Coking Co. Ltd. Please also provide us with your significance tests under Rule 310(b)(2)(iii) of Regulation S-B for each period presented.

Coal Group: Subsidiary, page 31

45. Please clarify that the mine is leased for 50 years and disclose the terms of your lease agreement. Make similar revisions throughout the Business section where you say you own the mine.

46. Please describe Mr. Ding`s acquisition interest in Heat Power and the related transactions and agreements in greater detail. If material, file these agreements as exhibits. Provide the names of the shareholders who purchased interests in Coal Group.

47. Please describe in greater detail the investment in LiTai.
File
any material agreement relating to this transaction as an exhibit.

Heat Power: Subsidiary, page 31

48. Please describe the terms of the license agreement, including the penalty provisions. Also explain in greater detail the changes in design and the reasons for the delay in providing heating requirements. Disclose whether you currently meet the heating requirements under the license.

49. You refer to exhibit 10.3 as the contract to supply coal. However, it appears that this contract is different, since it reflects that "Inner Mongolia Zhunger Heat Power Co., Ltd should sign sales agreement about electric power and network agreement according to relative regulation from state and Inner Mongolia Electric Power
Co., Ltd before generator being finished and begin to operate."
Please clarify.

50. Please revise to include a discussion of the extent of completion of the projects, costs incurred to date, funds needed for their completion and disclose the planned sources of funding for these projects.

51. Please explain in greater detail the supply of electricity by a monopoly and its relevance to the company.

52. Please explain in greater detail the DaLu expansion project.

Description of Business, page 32

Coal Group, page 32

53. Disclose the Industry Guide 7 reserve definitions and provide a brief explanation of the relative accuracy and risk associated with each category of reserves. Please substitute the Industry Guide 7 definitions for proven and probable reserves for the definitions in the glossary. You may add the SEC definition for "reserve" to your glossary. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

54. Please make sure that throughout the reserve tables any undeveloped reserves are segregated from developed reserves or reserves you are currently developing. Also highlight which properties are under construction with something visible in the table, such as an asterisk after the name. Revise as needed.

55. Reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves.
Please
ensure that your reporting takes all legal, economic and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

56. In a table, disclose proven and probable reserves as defined in
Industry Guide 7 for each mine. In addition, please address the following:
* Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."
* Disclose if the coal is steam or metallurgical, if it is leased or owned, and what the Btu per pound is and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.
* If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.
* In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."
* Describe the dilution calculations.
* State the mining recovery or salable product for the estimated coal reserves
* Provide totals to the table where appropriate.
* Disclose your percentage of compliance and non-compliance coal.

57. As moisture can be as much as a third of a coal sample, reporting
"dry" coal can inflate Btu values as much as 50 percent. You should be reporting all production and reserve tonnages and Btu values on the same basis as your industry markets, i.e., on an "as received" basis, which includes the amount of moisture coal samples have when they are received by your analytical laboratory. Revise your text and tables to report all Btu values on an "as received" basis.

58. Provide a table showing the last three years annual production for each of your mines, and your weighted average prices received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

59. Coal that is not marketable because of current consumer specifications, or is not economically or legally producible may be disclosed as a "non-reserve coal deposit" if it has been sufficiently drilled to demonstrate continuity between samples. A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work. However, this coal does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Please revise your disclosure accordingly.

Coal Group Markets, page 33

60. Describe the size ranges for these three coal products. Describe the coal specifications that are required by your customers` and whether these specifications are the same for coal purchased from other companies. Describe all specifications and the price received for the three products.

61. Please discuss the terms of the sales contracts in greater detail. It appears that two of the contracts have expired and the other will expire in January. Describe how much coal is sold pursuant to these contracts.

62. Please describe in greater detail the process by which Coal Group is awarded contracts. Clarify how the China Coal Industry Association determines levels of production. When was the China Coal Industry Association meeting held in 2005? What is the basis for your statement that Coal Group will be awarded with additional contracts?
Explain what you mean by stating that additional contracts will be awarded when rural areas are developed and enhanced.
63. Clarify what you mean by investing in infrastructure improvements. Provide a detailed timetable for the infrastructure improvements. Quantify how much you expect to receive from shareholder loans and how much you expect to receive from public offerings. Describe when you plan to make the public offerings.

Heat Power, page 34

64. Clarify that the four heat plants only produce hot water or steam heat and do not generate or co-generate electricity. Describe the effects of the seasonal variability on the operations. Do your heat plants close during the summer?

65. Please clarify whether the plants are leased and disclose the terms of the lease agreements.

66. Disclose how the powdered coal is supplied to the heating plants.

67. Describe the government`s environmental protection standard in greater detail.

Expansion Project No. 1 Xuejiawan, page 34, and Expansion Project
No.
2 Dalu Village, page 35

68. Describe in greater detail both expansion projects. For example:
* describe the assets and plants, including size and value;
* describe the timing of the payments;
* describe the terms of the shareholder and bank loans and file these loan documents as exhibits;
* quantify the funds to be raised in the public market;
* quantify the amounts to be funded by debt;
* provide a detailed timeline for the completion of each of the projects; and
* describe the government efforts to monitor and control the economic growth and the approvals the company is required to obtain or laws the company is required to obey in order to continue with the expansion plans.

69. Please describe the planned heat plant`s capacity or capability as units such as megawatts for electric power and mega joules for heat transfer. Clarify that this will be a co-generation facility.
In a table, summarize all power and heat transfer requirements for the existing and planned electric and/or central heat facilities.

70. In a table summarize all coal requirements for the existing and planned electric and/or central heat facilities. Also summarize the regional prices allowed/permitted for coal products, electric power, and heat generation or heating services.

71. Please describe the VAT exemption in greater detail and quantify the effect on the company.

Heat Power Markets, page 35

72. Describe in greater detail the process by which heat supply monopolies are obtained, such as the production capability requirements, operating history and reputation of directors and officers. Describe the competition to obtain such monopolies. Describe the terms of the contracts, including the termination provisions.

Outlook on future demand for coal, page 36

73. Disclose whether there are alternative competing factors to coal.

74. Describe in greater detail the transportation challenges you face and specifically relate them to your business.

75. Describe the terms of the Nuanshuigou contract.

76. Describe how heating requirements are supplied to the Xuejiawan area.

Competition, page 38

77. Since there are approximately 30,000 coal mining companies throughout China, describe your competition to receive a monopoly to supply heating and electricity requirements to the serviced areas.

Availability of Raw Materials, page 38

78. Describe Coal Group`s limited supply and manufacturing constraints.

Compliance with Environment and Safety Laws, page 43

79. Describe the costs and effects of compliance with environmental laws.

Management`s Discussion and Analysis or Plan of Operation, page 46

Critical Accounting Estimates, page 46

80. Your reference to your critical accounting policies does not provide the level of detail required by SEC Interpretive Release No.
33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

* Types of assumptions underlying the most significant and subjective estimates;
* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and
* Circumstances that have resulted in revised assumptions in the past.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 46

81. Please revise disclosure throughout the prospectus to discuss your broker business. Disclose the percentage of your revenues attributable to broker activities.

82. Discuss to what extent your revenues and costs are set by government regulation.

83. Please expand your discussion under results of operations for all periods to describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses.
For example, your decrease in sales for Coal Group does not explain:
* why customers decided to purchase supplies directly from mines and whether this is a trend;
* why the 2003 contracts were not profitable and what changed so that your current contracts are profitable;
* whether the transportation problem still exists and any continuing impact on your company;
* why the sales force was not as effective; and
* what inventory was written off due to spoilage and whether this is a continuing problem.

Note that this is not meant to represent an all-inclusive list of changes to improve your MD&A. We encourage you to provide further clarification throughout your discussion. See Item 303(b)(1) of Regulation S-B.

November 30, 2004 vs. November 30, 2003, page 46

84. Please discuss in greater detail the business reasons for the changes in revenue between periods. Please also discuss the business reasons for the changes between periods in the non-operating income, non-operating expense and provision for income taxes line items. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for a change, please attempt to quantify the incremental impact of each individual reason.
See Item 303(b)(1) of Regulation S-B and Financial Reporting
Codification 501.04.

85. Please note that this comment also applies to your discussion of results for the six month periods ended May 31, 2005 and 2004.
Please also enhance your disclosure of selling and general and administrative expenses for the interim period.

Performance Indicators, page 49

86. Further clarify what you mean by non-financial measures.

Liquidity and Capital Resources, page 50

87. Please update your liquidity discussion through the date of your interim financial statements, which in your next amendment should be
August 31, 2005.

88. Explain how you expect to fund your expansion plans, given your current liquidity. Disclose the separate amounts you expect to receive from shareholder loans and public financing. The $50 million project appears to be a long term project. Please expand.

Coal Group, page 51

89. Please add additional detail for the equipment listed for the planned expansion. Specify the sizes or the capacity of the equipment. For example, the Hydraulic pressure bracket may be restated as a 15 cubic yard hydraulic shovel - diesel or electric powered.

90. Clarify that this is a surface mine operation. The reserve report indicates that it is an underground mine, as does some of the listed equipment. Do you intend to convert to a surface operation from an underground mine? Does this affect the reserves?

Net Cash Provided (Consumed) by Operating Activities, page 53

91. You disclose that you "received cash flows from accounts receivable as a result of collecting accounts which were outstanding for over 1 year decline in sales reason." What is meant by this statement? Please revise to clarify your meaning.

92. You disclose "in 2004, we received collection on these accounts."
Please expand your disclosure to explain which accounts you are referencing. Please disclose whether you collected 100% of accounts receivable that had been outstanding for one year or more as of November 30, 2004.

Investing Activities, page 53

93. Please update your disclosure with respect to your ownership of
Heat Power.

Material Commitments, page 54

94. Explain why you have no material commitments, given your expansion plans.

Description of Property, page 55

95. Please tell us how you account for your arrangement with the XianGrong Restaurant.

Certain Relationships and Related Transactions, page 59

96. We note that Peter Khean was the incorporator and director of Omega Project Consultations Inc. and is currently listed as the agent for service. Please disclose Mr. Khean`s name as a promoter. Also disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer.
See Item 404 of Regulation S-B.

97. Please state how you determined the amount of the property contribution and identify the persons making the determination and their relationship, if any, with the company or any promoter. If the property was acquired by Mr. Ding within two years before the contribution, please state the cost to Mr. Ding. See Item 404 of Regulation S-B.

98. Disclose the names of the shareholders who have provided loans to the company and the amount of each such loan.

99. Given the significant borrowings from shareholders and the contribution and sales of interests in Heat Power, the unqualified statement on page 60 that "[t]o date, we have not entered into any transactions with promoters, our directors or officers or principle shareholders" is not clear. Please revise this statement to clarify.

Executive Compensation, page 61

100. Please explain why your officers are not compensated. For example, if their compensation is being accrued or based on their investment in your shares, please describe.

Financial Statements

101. Your amendment should include interim financial statements for the period ended August 31, 2005. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S-B.

102. To the extent applicable, comments directed to your annual financial statements should also be addressed in your interim financial statements.

103. Please revise the numbering of the footnotes to ensure they are presented in sequential order.

For the years ended November 30, 2004 and November 30, 2003

Consolidated Balance Sheet, page F2

104. Please disclose the amount of your allowance for doubtful accounts on the face of the balance sheet or in a footnote.

105. You have a long term investment of $93,279. Please disclose in the footnotes the nature of the investment, including the applicable interest rate and maturity date.

106. Please disclose in the footnotes information concerning your advances to suppliers. Please disclose the terms of the advances to suppliers. Please also disclose the number of suppliers you have advanced funds to and any significant concentrations with particular suppliers.

107. Please disclose in the footnotes the nature and terms of other accounts receivable in the amount of $2,119,558.

108. Please provide us with a detail by category of your other payables account of $584,885.

Consolidated Statements of Operations, page F3

109. Please tell us how you have classified your gain on the disposal of fixed assets of $166,906. See paragraph 45 of SFAS 144. If you have presented the gain as revenue, please show the gain separately from revenues from the sale of coal and hot water.

110. You disclose on page 59 that you incurred approximately
$64,000
in interest expense. Please tell us how this has been presented in your statement of operations. Please note this amount should also be reflected in your statement of cash flows. Please revise accordingly.

Consolidated Statements of Changes in Stockholders` Equity, page
F4

111. It is unclear whether the reverse acquisition is properly reflected in your statement of stockholders` equity. Please confirm that your accounting comports with the following bullet points and revise your statement of stockholders` equity and note 1 to clearly reflect the appropriate accounting:
* Prior to the date of the reverse acquisition the historical financial statements are required to be those of Coal Group (the accounting acquirer) and should only include the historical results and operations of Coal Group;
* The historical financial statements (Coal Group) are required to reflect the shares issued by China Energy Corporation "to acquire" Coal Group as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Please also note that the shares issued to acquire a 49% interest in Heat Power should not be reflected as outstanding for all periods;
* The historical financial statements (Coal Group) are required to reflect the reverse acquisition of China Energy Corporation (the accounting acquiree) on the acquisition date. We believe that the acquisition date is the date on which China Energy Corporation issued its shares to Coal Group. On the acquisition date, China Energy Corporation`s outstanding shares should be reflected as being issued by Coal Group to acquire China Energy Corporation and the 49% ownership of Heat Power. If China Energy Corporation had limited assets and operations, it appears to us that the shares issued to acquire China Energy Corporation should be recorded at China Energy
Corporation`s net book value. The acquisition of the minority interest in Heat Power should be accounted for using the purchase method. Please refer to paragraph 14 of SFAS 141;
* Subsequent to the date of the reverse acquisition the historical financial statements are required to be those of Coal Group (the accounting acquirer) and China Energy Corporation (the accounting acquiree) on a consolidated basis.

112. Please tell us what portion of the 45,000,000 shares were issued to the shareholders of Coal Group compared to the shareholders of the remaining 49% interest in Heat Power.

113. Please revise your disclosure to explain how you accounted for the contribution of the 70% interest in Heat Power in February 2004, including whether the assets were recorded at the contributor`s basis. Please specify the authoritative literature supporting your accounting, including the recorded basis of the contributed assets.
Please also clarify that Heat Power has been consolidated in your financial statements as if the contribution occurred as of the beginning of the periods presented.

114. Please tell us how you accounted for the sales of portions of your interest in Heat Power.

115. Please present a statement of comprehensive income that is displayed with the same prominence as your other financial statements. See paragraphs 11-25 of SFAS 130.

Consolidated Statements of Cash Flows, page F5

116. Please revise your statement of cash flows to present the changes in accounts payable separately from the changes in accrued liabilities. Please refer to paragraph 29 of SFAS 95.

117. Please present the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

118. You disclose on page 47 that depreciation expense was $69,778 and $97,873 for 2003 and 2004. However, you disclose on your statement of cash flows that depreciation expense was $93,433 and $303,178 for 2003 and 2004. Please revise or advise as to the reasons for the variances. In addition, please tell us the reasons for the increase in depreciation, per the statement of cash flows, of approximately $205,000.

Note 1 - Organization and Business, page F6

Organization of the Company, page F6

119. You state that "the consolidated statements of operations for the years ended December 31, 2004 and 2003 are based on the historical statements of operations of the Company and Coal Group and its subsidiary for those periods and assume the acquisition took place on January 1, 2003." We assume you intended to refer to the years ended November 30, 2003 and 2004. However, it is unclear why your financial statements do not reflect the acquisition by the Coal
Group (the accounting acquirer) of the China Energy Corporation (the accounting acquiree) on November 30, 2004 (the acquisition date) rather than assuming an acquisition date of January 1, 2003. Please advise or revise.

120. Please revise your discussion to clarify the entity you are referring to when you refer to "the Company." In this regard, on page F6 you refer to "the Company" as being formed in 2002 and acquiring the stock of Coal Group in November 2004, while on page F7 you state that a major shareholder transferred his interest in Heat
Power to "the Company" in February 2004. It is our understanding that on page F6 you are referring to China Energy Corporation, while on F7 you are referring to activities of Coal Group during the same pre-reverse merger time period. Please revise to apply the term consistently.

121. Regarding the reverse acquisition between China Energy
Corporation and Coal Group, please disclose the amount of transaction costs incurred and how you accounted for these costs.

Business, page F6

122. Please revise your discussion to clarify that Coal Group sold a total of 19% of the ownership of Heat Power prior to the reverse merger by adding discussion similar to that provided in the second paragraph on page 59.

Note 2 - Summary of Significant Accounting Policies, page F7

General

123. Please disclose the types of expenses that you include in the cost of sales line item, the selling expenses line item, and the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item such as selling or general and administrative expenses.

124. Please disclose the basis of determining the amounts reported in inventory, as well as the method by which amounts are removed from inventory.

125. Please disclose your policy related to your accounting for foreign currency translations. Please ensure that your policy is in accordance with SFAS 52.

Fixed Assets, page F8

126. Please disclose a detail of fixed assets which separately breaks out the costs of the coal mine. Please provide discussion of the types of costs you include in this category. Please also disclose more specific detail regarding the method used to amortize these costs, the literature supporting your accounting and the amounts and classification of the amortization on the statements of operations for all periods presented.

Note 3 - Related Party Transactions, page F9

127. Please disclose the sales price for the interests in Heat Power sold to shareholders of China Energy Corporation prior to the reverse merger. We assume the consideration consisted entirely of cash. Please also tell us how you accounted for the sales and the literature supporting your accounting.

128. You refer the reader to note 6 for additional discussion of the
"substantial capital contribution" by shareholders of China Energy Corporation prior to the reverse merger. This discussion appears to be included in note 7. Please revise accordingly.

Note 8 - Income Taxes, page F13

129. Please provide the disclosures required by paragraphs 43, 45,
47
and 49 of SFAS 109.

For the periods ended May 31, 2005 and May 31, 2004

Consolidated Balance Sheet, page F14

130. It is unclear to us why you had no accrued liabilities at May 31, 2005. Given your operations, please explain to us why this is the case.

Consolidated Statements of Operations and Deficit, page F15

131. Please tell us why you believe it is appropriate to include foreign exchange adjustments in net income and specify the accounting literature supporting your conclusion.  Please refer to paragraph
13
of SFAS 52, as amended by SFAS 130. Please also disclose how the foreign exchange adjustments are reflected in your statements of operations for the years ended November 30, 2004 and 2003.

Consolidated Statements of Cash Flows, page F17

132. You have a balance of zero in other receivables at May 31, 2005.
As such, your statement of cash flows should present a line item titled decrease in other receivables, as opposed to your current presentation of an increase in other receivables. Please revise.

133. Please disclose in your footnotes the nature of the minority interest that you have presented as a line item in your statement of cash flows. In addition, please tell us why you believe it is appropriate to classify the minority interest as a financing activity.

134. Please ensure that your end of period cash balance for May
31,
2005 is the sum of the net change in cash and the beginning of period cash balance. Please also ensure that the end of period cash balance agrees to the amount presented on your balance sheet.

135. You appear to have presented advances from stockholders net of repayments. If this is the case please tell us how such a presentation is consistent with paragraphs 11-13 of SFAS 95 or revise your presentation accordingly. Please address this comment with respect to your annual statement of cash flows.

Recent Sales of Unregistered Securities, page 66

136. Please disclose the names of all the shareholders and promoters involved in the share exchange agreement. Also provide the title and amount of securities exchanged.

Signatures, page 72

137. Please include the signatures required by Form SB-2.
Specifically, one of the officers must act and sign in the capacity of the principal accounting officer.

Exhibits

138. Please provide a consent from Inner Mongolia Coal Field
Geology
Bureau.

139. Some of your exhibits indicate that they are not signed by all parties. Please file the executed versions of these exhibits. Also, some of the exhibits have expired. Please file any amendments to these exhibits or clarify whether they are still in effect.

Exhibit 5.1

140. Please state whether counsel is a member of the Nevada State
Bar. We may have further comments after reviewing your response.

141. Please revise the penultimate paragraph and change the term
Issued Shares to Registered Shares. Also delete the language referring to Warrant Shares since the company is not issuing warrants or shares.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeff Gordon at (202) 551-3866 or in his absence, Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at (202) 551-3713 or me at (202)
551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief
Peter Khean
Magnum Industries Inc.
October 21, 2005
Page 12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE